Exhibit 99.1

Fortuna Updates Mineral Reserves and Mineral Resources

for the San Jose and Caylloma Mines

Vancouver, March 27, 2019-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2018 for the Caylloma Mine located in Peru and the San Jose Mine located in Mexico.

Jorge A. Ganoza, President and CEO, commented: “For the second successive year, our infill drill programs at both San Jose and Caylloma were successful at replenishing Mineral Reserves mined.” Mr. Ganoza added, “In addition, the exploration programs executed last year resulted in the definition of a maiden Inferred Mineral Resource for the Victoria mineralized zone at San Jose, as well as the expansion of resources at Animas NE.” Mr. Ganoza concluded, “Both targets remain open at depth and along strike for further exploration.”

Highlights of Reserve and Resource Update

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 7.8 Mt containing 45.6 Moz silver and 272 koz gold, representing a year-over-year increase of 17 percent in tonnes, a 2 percent increase in contained silver ounces and no change in gold ounces

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 8.8 Mt containing an estimated 32.8 Moz silver and 168 koz gold, reflecting a year-over-year decrease of 17 percent and 13 percent in contained silver and gold ounces respectively

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Proven	149	85	0.26	2.09	3.23	0.4	1
		Probable	2,477	77	0.18	2.12	3.71	6.1	14
		Proven + Probable	2,626	77	0.18	2.11	3.69	6.5	15
	San Jose, Mexico	Proven	393	237	1.97	N/A	N/A	3.0	25
		Probable	4,779	235	1.51	N/A	N/A	36.0	232
		Proven + Probable	5,172	235	1.55	N/A	N/A	39.0	257
Total		Proven + Probable	7,798	182	1.09	N/A	N/A	45.6	272

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Measured	524	73	0.32	1.16	2.23	1.2	5
		Indicated	1,633	77	0.29	1.23	2.25	4.1	15
		Measured + Indicated	2,157	76	0.30	1.22	2.24	5.3	21
	San Jose, Mexico	Measured	49	77	0.56	N/A	N/A	0.1	1
		Indicated	272	84	0.59	N/A	N/A	0.7	5
		Measured + Indicated	321	83	0.59	N/A	N/A	0.9	6
Total		Measured + Indicated	2,478	77	0.34	N/A	N/A	6.1	27

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	5,345	102	0.32	2.40	3.83	17.6	56
	San Jose, Mexico	Inferred	2,415	196	1.44	N/A	N/A	15.2	112
Total		Inferred	7,760	132	0.67	N/A	N/A	32.8	168

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate
5.	Mineral Resources and Mineral Reserves are estimated as of June 30, 2018 for the San Jose Mine and as of August 31, 2018 for the Caylloma Mine and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018.
6.	Mineral Reserves for the San Jose Mine are estimated using an NSR break-even cut-off grade of 131 g/t Ag Eq based on assumed metal prices of US$18.25/oz Ag and US$1,320/oz Au; estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au and mining costs of US$31.38/t; processing costs of US$16.55/t; and refining, distribution and general service costs of US$15.27/oz based on actual operating costs. Mining recovery is estimated to average 89 % and mining dilution 12%. Mineral Resources are estimated at a 100 g/t Ag Eq cut-off grade using the same metal prices and metallurgical recoveries as for Mineral Reserves and a mine to mill operating cost of US$52.50/t. Proven and Probable Mineral Reserves include 3.20 Mt containing 26.9 Moz of silver and 164 koz of gold reported at a 134 g/t Ag Eq cut-off grade and Inferred Resources totaling 1.32 Mt containing 7.1 Moz of silver and 49 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5 % royalty
7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$82.90/t; mechanized (enhanced) at US$70.30/t; semi-mechanized at US$93.10/t; and conventional at US$173.70/t using assumed metal prices of US$18.25/oz Ag, US$1,320/oz Au, US$2,270/t Pb and US$2,750/t Zn; metallurgical recovery rates of 84 % for Ag, 17 % for Au, 91 % for Pb and 90 % for Zn with the exception of high zinc oxide areas that use metallurgical recovery rates of 57 % for Ag, 17 % for Au, 57 % for Pb and 35 % for Zn; and the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75 % for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs. Mining recovery is estimated to average 92 % with mining dilution ranging from 10 % to 40 % depending on the mining methodology. Mineral Resources are reported based on estimated NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade based on mine to mill operational costs of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins)
8.	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.
9.	Totals may not add due to rounding procedures
10.	N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2018, the San Jose Mine has Proven and Probable Mineral Reserves of 5.2 Mt containing 39.0 Moz of silver and 257 koz of gold, in addition to Inferred Resources of 2.4 Mt containing a further 15.2 Moz of silver and 112 koz of gold.

Year-over-year, Mineral Reserves increased 3 percent in tonnes while decreasing 3 percent and 1 percent in contained silver and gold, respectively, after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Mineral Resources to Mineral Reserves due to a successful infill drill program focused primarily on the Stockwork zones.

Measured and Indicated Resources exclusive of Mineral Reserves remained constant year-over-year at 0.3 Mt although average silver and gold grades increased by 29 percent and 23 percent, respectively, due to changes in operating costs and commercial terms resulting in the breakeven cut-off grade for Mineral Reserves increasing from 117 g/t to 131 g/t Ag Eq.

Year-over-year, Inferred Resources decreased 24 percent and 12 percent in contained silver and gold ounces, respectively. Silver and gold grades decreased 19 percent and 6 percent respectively. The net variation is due to reductions resulting from the upgrading of Inferred Mineral Resources by infill drilling in the Stockwork zones.

Inferred Resources include the first time estimate of the recently discovered Victoria mineralized zone comprising 810,000t averaging 137 g/t Ag and 1.14 g/t Au reported above a 100 g/t Ag Eq cut-off (refer to footnote #6 on page 2 of this news release). The Victoria mineralized zone remains open in all directions.

Brownfields exploration program budget for 2019 at the San Jose Mine is US$4.5 million, which includes 11,500 meters of diamond drilling and 450 meters of underground development for drilling access and platforms. Exploration drilling will focus on the sub-parallel Victoria mineralized zone and Trinidad Central Deep.

A 2019 infill drilling program of 2,780 meters is underway at the San Jose Mine. The budget of the infill drill program is US$0.4 million.

An updated Technical Report for the San Jose Mine will be filed on SEDAR this week.

Caylloma Mine, Peru

As of December 31, 2018, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.6 Mt containing 6.5 Moz of silver; in addition to Inferred Mineral Resources of 5.3 Mt containing 17.6 Moz of silver.

Year-over-year, Mineral Reserve tonnes increased 64 percent while contained silver, lead and zinc content increased 39 percent, 54 percent, and 69 percent respectively. Changes are primarily due to mining related depletion and the upgrading and conversion of Inferred Mineral Resources to Mineral Reserves due to a successful infill drill program focused on the Animas NE vein.

Measured and Indicated Resources, exclusive of Mineral Reserves, increased by 14 percent year-over-year to 2.2 Mt.

Inferred Mineral Resources year-over-year decreased by 7 percent to 5.3 Mt. Contained silver, lead and zinc content decreased by 10 percent, 21 percent and 12 percent respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas NE vein resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves counteracted by Brownfields exploration drilling discovering new resources in the Animas NE vein.

The Brownfields exploration program budget for 2019 at the Caylloma Mine is $0.8 million. Work planned includes mapping and sampling on additional mineralized silver-base metals structures.

A 2019 infill drilling program of 3,830 meters and 55 meters development drift is being presently executed at the Caylloma Mine. The budget of the program is US$0.48 million.

An updated Technical Report for the Caylloma Mine will be filed on SEDAR this week.

Qualified Person

Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; production at the mines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at its properties will proceed as planned; changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at its properties will proceed as planned; expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.